EXHIBIT 5.1

July 25, 2025

Anavex Life Sciences Corp.

51 West 52nd Street, 7th Floor

New York, New York 10019-6163

Re: Prospectus Supplement

Ladies and Gentlemen:

We have acted as special counsel to Anavex Life Sciences Corp. (the “Company”) in connection with the prospectus supplement dated July 25, 2025 (the “Prospectus Supplement”), filed pursuant to Rule 424(b)(5) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, (the “Securities Act”) relating to the registration of up to $150,000,000 in shares of the Company’s common stock, par value $0.001 per share (the “Placement Shares”) to be issued and sold through TD Securities (USA) LLC (“TD Cowen”) pursuant to the terms of the Sales Agreement between the Company and TD Cowen dated July 25, 2025 (the “Sales Agreement”). The Prospectus Supplement is part of the Registration Statement on Form S-3 (Registration No. 333-288661) filed with the SEC on July 14, 2025, and declared effective on July 23, 2025 (the “Registration Statement”). Capitalized terms used in this letter which are not otherwise defined shall have the meanings given to such terms in the Prospectus Supplement.

You have requested our opinion as to the matters set forth below in connection with the Prospectus Supplement. For purposes of rendering this opinion, we have examined the Registration Statement, the Prospectus Supplement, the Sales Agreement, the Company’s articles of incorporation, as amended, and bylaws, as amended, and the corporate action of the Company that provides for the issuance of the Placement Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on certificates made by officers of the Company. In rendering our opinion, in addition to the assumptions that are customary in opinion letters of this kind, we have assumed the genuineness of signatures on the documents we have examined, the conformity to authentic original documents of all documents submitted to us as copies, and that the Company will have sufficient authorized and unissued shares of common stock available with respect to any of the Placement Shares issued after the date of this letter. We have not verified any of these assumptions.

This opinion is rendered as of the date of this letter and is limited to matters of Nevada corporate law, including applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. We express no opinion as to the laws of any other state, the federal law of the United States, or the effect of any applicable federal or state securities laws.

Based upon and subject to the foregoing, it is our opinion that the Placement Shares are duly authorized for issuance by the Company, and, when issued in accordance with the terms of the Sales Agreement, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the 8-K related to the Prospectus Supplement and to the reference to this firm under the caption “Legal Matters”. In giving our consent we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations under such act.

Best,

Snell & Wilmer L.L.P.
/s/ Snell & Wilmer, L.L.P.